Exhibit 99.1

Beamr in Q2-2025: Demonstrating the Validation of its Solution for the Autonomous Vehicle Market

Beamr Issues Q2-2025 CEO Letter to Shareholders and Announces its First Half 2025 Financial Results

Herzliya, Israel, Aug. 13, 2025 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, today issued a Letter to Shareholders from Sharon Carmel, Chief Executive Officer, including its financial results for the six months ended June 30, 2025.

Dear Shareholders:

I am pleased to share with you our Q2-2025 activities and progress. A major highlight was the launch of Beamr’s video compression solution to the autonomous vehicle (AV) market. We engaged in multiple Proof of Concepts (PoCs), several of them showing successful results, validating our contribution to this rapidly growing market with currently over 80 AV companies with test vehicles on the road. Video is a key component for training, simulating and validating AI models that are the heart of autonomous vehicles.

Through our PoCs, we have learned about companies handling 100 to over 500 petabytes of video, spending millions and tens of millions of dollars on storage every year, while the amount of data is growing at a very fast pace. Managing this massive data presents pressing challenges for AV companies, including multi-year long-term storage and substantial infrastructure investment. As AV companies increase the amount of data required for their operations, we are aiming to position ourselves to offer Beamr’s video GPU accelerated compression solutions to enable these companies to tackle their growing challenges.

Beamr started its AV journey with a soft launch at NVIDIA GTC 2025 in March 2025 and a full launch at NVIDIA GTC Paris in June 2025. The strong interest we are receiving and the rapid pace of PoC engagements reflect significant momentum, and we are highly encouraged by the progress Beamr is currently making.

Recently we published new blog posts highlighting the latest advancements in Beamr’s AV solution and a successful PoC with an industry partner. To learn more, visit Beamr’s blog.

We see our contribution to the AV market as transformative, with the potential to deliver 20% - 50% savings in storage costs alone. Beyond that, our PoCs are demonstrating additional, high-value benefits, including substantial reductions in network and data transfer costs and lower model training costs across AV and machine learning development workflows, all achieved without any loss in model accuracy. We believe that these efficiency gains position us as an accelerator for both operational scalability and competitive advantage in a rapidly expanding market.

Gaining Traction in Growing Markets

In the first half of 2025, we strengthened our presence across verticals where video is central to business activity, and its usage is growing rapidly. Our executives and sales directors participated in 6 key industry events and conducted more than 180 face-to-face and virtual meetings with existing and prospective customers, as well as strategic partners.

We continue to expand our partnerships and gain traction in growing markets, such as media and entertainment and user-generated content, increasing our value proposition with GPU-accelerated video encoding at large scale and super resolution support. Our content-adaptive video compression technology addresses the critical challenges associated with large-scale video workflows, including storage, networking, and operational efficiency, both for human vision and machine vision.

As we closed out the first half of 2025 and continue our progress in the second half of the year, we are looking forward to advancing our activities in the coming months.

Collaboration with Industry Giants

AI Video Webinar

In January 2025, Beamr hosted a webinar titled: “The Future of AI Video – From Infrastructure to Experience”. The webinar featured Richard Kerris, VP of Media and Entertainment at NVIDIA, Jeffrey Schick, VP Strategic Client Engagement Media and Entertainment at Oracle and myself.

ACM Mile-High-Video 2025

In February 2025, I delivered a keynote speech at the ACM Mile-High-Video 2025 conference, a flagship video formats and streaming event, held in Denver, Colorado, titled “Is the future of video processing destined for GPU.”

NVIDIA GTC 2025

In March 2025, I presented to 430 attendees at NVIDIA GTC in San Jose, California a session titled: The Future of Video Compression is AI-Driven. The presentation explored how AI algorithms reshape video quality and usability and improve the efficiency of video workflows. During the event, we made a soft launch of Beamr’s AV solution, resulting in positive engagements with both prospective clients and partners

NAB Show 2025

In April 2025, I delivered a presentation at the Amazon Web Services (AWS) theater and participated in a panel at the Oracle streaming summit in the NAB Show 2025 in Las Vegas, Nevada. At the event, Beamr showcased our solution for scalable, high-quality, cost-efficient video content upgrade to the advanced AV1 codec. Our offering received the NAB Show Product of the Year award.

NVIDIA GTC Paris 2025

In June 2025, we officially launched our AV solution at NVIDIA GTC Paris 2025. The event led to over a dozen meetings with AV industry companies, where our executives and sales team discussed how our solution addresses critical challenges in their infrastructure, long-term storage, and AI/ML workflows. This strong interest resulted in the initiation of some of the PoCs we have conducted in recent weeks.

AWS Summit New York

In July 2025, Beamr participated in the AWS Summit in New York City, further building our collaboration with AWS. Earlier this year we joined the AWS ISV Accelerate program, a global co-sell initiative for AWS partners, demonstrating strong alignment with AWS’ go-to-market strategies and initiatives. Beamr had progressed from listing on AWS Marketplace to becoming an ISV Accelerate Member in just three months.

First Half 2025 Financial Results

●	Revenue increased by 7% to $1.07 million for the six months ended June 30, 2025, from $1.0 million for the six months ended June 30, 2024. The increase was primarily driven by new customer wins partially offset by other contracts that were not renewed.

●	Gross Margin decreased to 86% for the six months ended June 30, 2025, from 91.5% for the six months ended June 30, 2024, primarily due to amortization of capitalized internal-use software costs related to our Beamr Cloud SaaS solution.

●	Research and development expenses increased by $1.04 million, or 104% to $2.04 million for the six months ended June 30, 2025, from $1.0 million for the six months ended June 30, 2024. The increase was primarily due to an increase of $0.75 million in salaries due to increased personnel and an increase of $0.24 million in professional fees due to additional sub-contractors and cloud costs.

●	Selling and marketing expenses increased by $0.75 million, or 242% to $1.06 million for the six months ended June 30, 2025, from $0.3 million for the six months ended June 30, 2024. The increase was primarily due to an increase in salaries due to increased personnel and an increase in conference costs, including travel and sponsorships. This increase was also related in part to growing investment in selling and marketing operations for the AV market.

●	General and administrative expenses increased by $0.08 million, or 7% to $1.23 million for the six months ended June 30, 2025, from $1.15 million for of six months ended June 30, 2024. The increase was primarily due to an increase in salaries due to the hiring of additional personnel.

●

Financing income increased by $0.64 million, or 161% to $0.24 million for the six months ended June 30, 2025, from $(0.4) million for the six months ended June 30, 2024. The increase was primarily due to interest income on bank deposits offset by change in fair value of derivative warrant liability in the comparable period.

●	Net loss for the six months ended June 30, 2025 was $3.18 million or $0.21 basic loss per ordinary share, compared to a net loss of $1.96 million, or $0.13 basic loss per ordinary share, in the six months ended June 30, 2024. The increase in the net loss is attributed mainly to the increase in operating expenses.

●	Beamr concluded the second quarter of 2025 with $13.9 million in cash, cash equivalents and deposits, continuing to reflect a strong balance sheet and providing the company with solid financial flexibility to support its strategic initiatives.

We continue to see growing interest in our offerings, highlighting both rising demand and expanding market validation. We remain focused on implementing our vision and believe that Beamr will continue to capitalize on the significant validation that we have been creating as we convert prospects in the sales funnel into significant revenue growth in the coming quarters. We look forward to updating you on our exciting developments and achievements next quarter.

Respectfully,

Sharon Carmel

Chief Executive Officer, Beamr Imaging Ltd.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video compression, trusted by top media companies including Netflix and Paramount. Beamr’s perceptual optimization technology (CABR) is backed by 53 patents and a winner of Emmy® Award for Technology and Engineering. The innovative technology reduces video file sizes by up to 50% while preserving quality and enabling AI-powered enhancements.

Beamr powers efficient video workflows across high-growth markets, such as media and entertainment, user-generated content, machine learning, and autonomous vehicles. Its flexible deployment options include on-premises, private or public cloud, with convenient availability for Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI) customers.

For more details, please visit www.beamr.com or the investors’ website www.investors.beamr.com

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 4, 2025 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

investorrelations@beamr.com

4